UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Memory Pharmaceuticals Corp.

File No. 0-50642 - CF# 22902

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        Memory Pharmaceuticals Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2008.

        Based on representations by **Memory Pharmaceuticals Corp.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 27, 2011
Exhibit 10.3	through February 27, 2011

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel